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
                                                                                  -------------------------------
                                  UNITED STATES                                            OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION                         -------------------------------
                             Washington, D.C. 20549                               OMB Number:          3235-0145
                                                                                  Expires:     December 31, 2005
                                  SCHEDULE 13G                                    Estimated average burden
                                                                                  hours per response..........11
                    Under the Securities Exchange Act of 1934                     -------------------------------
                               (Amendment No. 3)*

                             Entrada Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29382Y102
                      -------------------------------------
                                 (CUSIP Number)

                                October 10, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)
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Check the following box to designate the rule pursuant to which the Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                               Page 1 of 6 pages




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
CUSIP NO. 29382Y102
---------------------------------------------------------------------------------------------
       1. Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).
          HandsOn Ventures, LLC
---------------------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) X

          (b)
---------------------------------------------------------------------------------------------
       3. SEC Use only
---------------------------------------------------------------------------------------------
       4. Citizenship or Place of Organization   Delaware
---------------------------------------------------------------------------------------------
Number of           5. Sole Voting Power         -0-
Shares              -------------------------------------------------------------------------
Beneficially        6. Shared Voting Power       765,000 (A)
Owned by Each       -------------------------------------------------------------------------
Reporting           7. Sole Dispositive Power    -0-
Person With:        -------------------------------------------------------------------------
                    8. Shared Dispositive Power  765,000 (A)
---------------------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting Person  765,000 (A)

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      11. Percent of Class Represented by Amount in Row (9)   5.5% as of August 12, 2003
---------------------------------------------------------------------------------------------
      12. Type of Reporting Person (See Instructions) OO
---------------------------------------------------------------------------------------------
(A) Shares listed in Rows 6 and 8 above represent shares beneficially owned by
Qila, LLC. Mr. Chadha is the Manager of Qila, LLC and shares voting and dispositive powers over such shares.

Mr. Chadha disclaims ownership of any shares beneficially owned by Sharon Chadha or his children.

---------------------------------------------------------------------------------------------
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                               Page 2 of 6 pages





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
CUSIP NO. 29382Y102
---------------------------------------------------------------------------------------------
       1. Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Par Chadha
---------------------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) X

          (b)
---------------------------------------------------------------------------------------------
       3. SEC Use only
---------------------------------------------------------------------------------------------
       4. Citizenship or Place of Organization   United States of America
---------------------------------------------------------------------------------------------
Number of        5. Sole Voting Power            0
Shares           ----------------------------------------------------------------------------
Beneficially     6. Shared Voting Power          765,000 (A)
Owned by Each    ----------------------------------------------------------------------------
Reporting        7. Sole Dispositive Power
Person With:     ----------------------------------------------------------------------------
                 8. Shared Dispositive Power     765,000 (A)
---------------------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting Person  765,000(A)

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      11. Percent of Class Represented by Amount in Row (9)    5.5% as of August 12, 2003 (A)
---------------------------------------------------------------------------------------------
      12. Type of Reporting Person (See Instructions) IN
---------------------------------------------------------------------------------------------
(A) Shares listed in Rows 6 and 8 above represent shares beneficially owned by Qila, LLC.
Mr. Chadha is the Manager of Qila, LLC and shares voting and dispositive powers over such shares.
---------------------------------------------------------------------------------------------
Mr. Chadha disclaims ownership of any shares beneficially owned by Sharon Chadha or his children.
---------------------------------------------------------------------------------------------
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                               Page 3 of 6 pages




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
CUSIP NO. 29382Y102
---------------------------------------------------------------------------------------------
       1. Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).
          Qila, LLC
---------------------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) X

          (b)
---------------------------------------------------------------------------------------------
       3. SEC Use only
---------------------------------------------------------------------------------------------
       4. Citizenship or Place of Organization   Delaware
---------------------------------------------------------------------------------------------
Number of           5.  Sole Voting Power         -0-
Shares              -------------------------------------------------------------------------
Beneficially        6.  Shared Voting Power       765,000 (A)
Owned by Each       -------------------------------------------------------------------------
Reporting           7.  Sole Dispositive Power    -0-
Person With:        -------------------------------------------------------------------------
                    8.  Shared Dispositive Power  765,000 (A)
---------------------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting Person   765,000 (A)

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares  (See Instructions)

      11. Percent of Class Represented by Amount in Row (9)    5.5% as of August 12, 2003
---------------------------------------------------------------------------------------------
      12. Type of Reporting Person (See Instructions) OO
---------------------------------------------------------------------------------------------
(A) Shares listed in Rows 6 and 8 above represent shares beneficially owned by Qila, LLC.
Mr. Chadha is the Manager of Qila, LLC and shares voting and dispositive powers over such shares.

Mr. Chadha disclaims ownership of any shares beneficially owned by Sharon Chadha or his children.

---------------------------------------------------------------------------------------------
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                               Page 4 of 6 pages





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
Item 1.

     (a) Name of Issuer:        Entrada Networks, Inc.

     (b) Address of Issuer's Principal Executive Offices:   12 Morgan, Irvine, CA 92618

Item 2.

     (a) Name of Persons Filing:        HandsOn Ventures, LLC

                                        Qila, LLC

                                        Par Chadha

     (b) Address of Principal Business Offices or, if none, Residence:  1207 4th Street, Third Floor, Santa Monica, CA 90401

     (c) Citizenship:      HandsOn Ventures, LLC is a Delaware limited liability company

                           Qila, LLC is a Delaware limited liability company.

                           Par Chadha is a citizen of the United States of America

     (d) Title of Class of Securities:  Common Stock, $0.001 par value

     (e) CUSIP Number:          29382Y102


Item 3. If this statement is filed pursuant to 'SS''SS'.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)   [_]   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

     (b)   [_]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

     (c)   [_]   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

     (d)   [_]   Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

     (e)   [_]   An investment adviser in accordance with 'SS'240.13d-1(b)(1)(ii)(E)

     (f)   [_]   An employee benefit plan or endowment fund in accordance with 'SS'240.13d-1(b)(1)(ii)(F)

     (g)   [_]   A parent holding company or control person in accordance with 'SS'240.13d-1(b)(1)(ii)(G)

     (h)   [_]   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

     (i)   [_]   A church plan that is excluded from the definition of an investment company under section 3(c)(14)
                 of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

     (j)    X    Group, in accordance with 'SS'240.13d-1(b)(1)(ii)(J)
           ---

Item 4.  Ownership

     (a) Amount Beneficially Owned: See Row 9 of cover pages.

     (b) Percent of Class: See Row 11 of cover pages.

     (c) Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote:  See Row 5 of cover pages.

         (ii)  Shared power to vote or to direct the vote:  See Row 6 of cover pages.

         (iii) Sole power to dispose or to direct the disposition of:  See Row 7 of cover pages.

         (iv)  Shared power to dispose or to direct the disposition of:  See Row 8 of cover pages.

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].
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                               Page 5 of 6 pages




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Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     Mr. Chadha shares voting and dispositive power over the shares beneficially owned by Qila, LLC.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company

     Not applicable.


Item 8.  Identification and Classification of Members of the Group

     Not applicable.

Item 9.  Notice of Dissolution of Group

     Not applicable.


Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

                                     October 15, 2003
                     -----------------------------------------------------
                                           Date


                                      /s/ Par Chadha
                     -----------------------------------------------------
                                         Signature
                             Par Chadha, as an individual and
                       as a managing member of HandsOn Ventures, LLC
                                       and Qila, LLC


                                Page 6 of 6 pages




                             STATEMENT OF DIFFERENCES

The section symbol shall be expressed as.................................'SS'